

Univoice Corporation, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2018 & 2019



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Univoice Corporation, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2018 & 2019 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
September 20th, 2020
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31st amounts in $USD	
	2019	**2018**
Assets		
Current Assets		
Cash and Cash Equivalents	3,643	0
Prepayments	963	0
Total Current Assets	4,606	0
Total Assets	4,606	0
Liabilities and Equity		
Current Liabilities		
Accounts Payable	33,590	1,500
Total Current Liabilities	33,590	1,500
Long Term Liabilities		
Accrued Interest on Loans from Shareholders	2,510	65
Loans from Shareholders **(see Note 3)**	78,295	13,706
Total Long-Term Liabilities	80,805	13,771
Total Liabilities	114,395	15,271
Equity		
Common Stock	90	82
Additional Paid-In Capital	426,727	82,235
Deferred Compensation	(75,004)	(75,004)
Retained Earnings	(461,603)	(22,584)
Total Equity	(109,789)	(15,271)
Total Liabilities and Equity	4,606	(0)

Statement of Operations

	Year Ended December 31st amounts in $USD	
	2019	**2018**
Revenue		
Other Revenue	43	0
Total Revenue	43	0
Gross Profit	43	0
Operating Expenses		
Sales & Marketing	64,480	2,658
General and Administrative	271,459	19,786
Stock Compensation	100,000	75
Interest	3,123	65
Total Operating Expenses	439,062	22,584
Net Operating Loss	(439,019)	(22,584)

Statement of Cash Flows

	Year Ended December 31st amounts in $USD	
	2019	**2018**
Operating Activities		
Net Income	(439,019)	(22,584)
Non Cash Operating Adjustments		
Increase in Accounts Payable	32,090	1,500
Increase in Accrued interest	2,445	65
Restricted Stock Grant	100,000	75
Change in amounts due to owners	0	6,468
Net Cash Flow from Operating Activities	**(304,483)**	**(14,476)**
Investing Activities		
Prepayments	(963)	0
Total Other cash items from investing activities	**(963)**	**0**
Net Cash Flows from Investing Activities	**(963)**	**0**
Financing Activities		
Proceeds from long-term loans	64,589	14,476
Additional Paid-In Capital	244,493	0
Common Stock	7	0
Total Other cash items from financing activities	**244,500**	**0**
Net Cash Flows from Financing Activities	**309,089**	**14,476**
Net Cash Flows	**3,643**	**0**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	0	0
Cash and cash equivalents at end of period	3,643	0
Net change in cash for period	**3,643**	**0**

Statement of Changes in Shareholder Equity

	Common Stock				Total
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Shareholder Equity
Beginning Balance 1/1/18	-	-	-	-	-
Formation Contribution	-	-	7,238	-	7,238
Issuance of Common Stock	9,700,000	82	74,997	-	75,079
Deferred Compensation	-	(7)	(74,997)	-	(75,004)
Net Loss	-	-	-	(22,584)	(22,584)
Ending Balance 12/31/18	9,700,000	75	7,238	(22,584)	(15,271)
Beginning Balance 1/1/19	9,700,000	75	7,238	(22,584)	(15,271)
Issuance of Common Stock	796,000	8	344,492	-	344,500
Net Loss	-	-	-	(439,019)	(439,019)
Ending Balance 12/31/19	10,496,000	83	351,730	(461,603)	(109,790)

Univoice Corporation, Inc.
Notes to Financial Statements

Note 1 – Organization and Nature of Activities

Univoice Corporation, Inc. ("the Company") was formed on September 6, 2018 under the laws of the State of Delaware. The Company plans to earn revenue from a language learning application that it has developed.

The Company will conduct an equity crowdfunding offering during the fourth quarter of 2020 for the purposes of raising operating capital.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities.

Use of Estimates

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities. These judgements, estimates, and assumptions also affect the revenues, expenses and provisions and may not culminate in actual performance.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred and are presented in Sales and Marketing.

General and Administrative

General, and administrative expenses consist of expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date.

Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable units and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs include inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on balance-sheet financial instruments approximated their fair values.

Share based compensation - ASC 718-10-50

For the year ended 2018, the company granted the CEO and two cofounders a combined 8,200,000 shares of common stock for services performed. The fair value for stock compensation expense associated with the issuance was $75 as determined by assigning par value of $0.00001 to each share granted and immediately vested 7,500,000 – 400,000 and 300,000 begin vesting in 2019 and 2020 respectively. Since shares were granted at the date of company formation, management believes that par value is the best estimate of fair value.

For the year ended 2019, the company granted a 3rd party advisor 100,000 shares of immediately vested shares of common stock for services performed. The fair value for stock compensation expense associated with the issuance was $100,000 as determined by assigning par value of $1 to each share granted. Since there is no secondary market activity, management believes an increase in the value of the company's stock relative to the previous year is appropriate considering the progress on core product development, patent activity, and growth of the team.

Summary of Share-based Compensation Arrangements

	Year Ended December 31st	
	2018	**2019**
Beginning	-	8,200,000
Granted	8,200,000	100,000
Vested	7,500,000	133,333
Total Cumulative Shares Granted for Compensation	8,200,000	8,300,000
Ending Shares Remaining to Vest	700,000	666,667
Weighted-average grant-date fair value of shares vested	0.00001	0.75000
Average grant-date fair value of shares granted	0.00916	1.00000

Note 3 – Debt

Loans from Shareholders

The company has entered into two line of credit agreements with shareholders for the purposes of funding operations. The maximum line of credit available to the company was $150,000 and $250,000 for the years ended 2018 and 2019 respectively. The interest on the line of credits range from 1.86% to 3.02% per annum. The amounts are to be repaid at the demand of the shareholder or with maturities ranging from 2028 to 2029.

Note 4 – Contingencies, Compliance Laws, and Regulations

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Note 5 - Stockholder's Equity

The company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 8,200,000 and 8,996,000 shares were issued and outstanding as of 2018 and 2019 respectively.

Note 6 - Related Party Transactions

See note 3 and share-based compensation in note 2.

Note 7 - Subsequent Events

The Company has evaluated events subsequent to December 31, 2019 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 20th, 2020, the date these financial statements were available to be issued. No events require disclosure or recognition.

Note 8 - Risks and Uncertainties

Like all businesses, the company is subject to risks and uncertainties, some of which are be described as follows:

COVID-19

Since December 31, 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Concentration risk: product

We currently provide a single product offering. If we do not develop successful new products improve existing ones, our business will suffer. Our ability to engage, retain, and increase our user base and to generate our revenue will depend heavily on our ability to successfully create or improve products both independently and together with third parties. We may introduce significant changes to our existing products or develop and introduce new and unproven products with which we have little or no prior development or operating experience.

As a startup, our CEO is considered key personnel. Anything preventing his regular involvement would temporarily hinder operations.

While processes are constantly being developed to create standard procedures, our CEO currently plays a major role in operations. Should health issues prevent his involvement, the business will likely incur a period of reduced output and operations.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Possibility for copyright infringement allegations.

To this end, we've indemnified Univoice for any such allegations, in our direct licensing agreements with music content owners.

Our future success depends on the efforts of a small management team

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Dissatisfied Music Owners

Music owners may threaten to take down their content from our platform on the basis that they may request an unreasonable increase in their % revenue / royalty share; to this end, we're diversifying our music catalogue between many different content owners, such that takedowns from a few owners would have marginal impact.

Risk of technological unfeasibility

We're breaking new grounds with AI/ML-based development undertakings; in the event that we are unsuccessful in building in-house tools for streamlined operations and increased product precision, we will be forced to rely on 3rd party tools; in addition to inefficiencies this may pose, this approach may become cost-prohibitive, as we scale our user base.

Note 9 – Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The company will require additional funding via the line of credit arrangement mentioned in Note 3 or additional financing to fulfill its obligations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time if they cannot raise the necessary funds until revenue is generated. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.